SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                            COMMISSION FILE NUMBER



                              MP3.COM 401(k) PLAN
                               800 Third Avenue
                           New York, New York 10022
             (Full title of the plan and the address of the plan)

                               Vivendi Universal
                            42, avenue de Friedland
                         75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION


1.        Not Applicable.

2.        Not Applicable.

3.        Not Applicable.

4. The MP3.com 401(k) Plan (the "MP3.com Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the MP3.com Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the MP3.com Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.

2.        Consent of Ernst & Young, LLP, independent Registered Public
          Accounting Firm

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                         MP3.COM 401(K) PLAN


                                         By /s/ Robert Greenberg
                                            -----------------------------------
                                            Robert Greenberg
                                            Senior Vice President - Global
                                            Compensation and Benefits,
                                            Vivendi Universal US Holding Co.



Date:  June 28, 2004

                                                                     Exhibit 1



                              MP3.COM 401(k) PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 2003 AND 2002

                                    MP3.com
                                  401(k) Plan

                       Audited Financial Statements and
                            Supplemental Schedule

                         Year ended December 31, 2003




                                   CONTENTS

Report of Independent Registered Public Accounting Firm.......................1

Financial Statements

Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002...............................................2
Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2003.....................................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2003.................................................10

            Report of Independent Registered Public Accounting Firm


MP3.com as Plan Administrator of
MP3.com 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of MP3.com 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         /s/ Ernst & Young LLP


San Diego, California
June 22, 2004

                                    MP3.com
                                  401(k) Plan

                Statements of Net Assets Available for Benefits



                                                      DECEMBER 31,
                                                2003                 2002
                                       ----------------------------------------

 Investments, at fair value              $    3,830,139     $   2,711,887

 Employee contributions receivable               19,470            95,633
                                       ----------------------------------------

Net assets available for benefits        $    3,849,609     $   2,807,520
                                       ========================================



See accompanying notes.

                                    MP3.com
                                  401(k) Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2003



Additions:
   Employee contributions                                       $    1,116,496
   Rollover contributions                                               42,176
   Interest and dividends                                               60,253
   Net appreciation in fair value of investments                       867,510
                                                                --------------
Total additions                                                      2,086,435

Deductions:
   Distributions to participants                                       868,241
   Transfer out                                                        176,105
                                                                --------------
Total deductions                                                     1,044,346
                                                                --------------

Net increase 1,042,089 Net assets available for benefits at:
   Beginning of year                                                 2,807,520
                                                                --------------
   End of year                                                  $    3,849,609
                                                                ==============


See accompanying notes.

                                    MP3.com
                                  401(k) Plan

                         Notes to Financial Statements

                               December 31, 2003


1. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The financial statements of MP3.com 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at the net asset value at year-end. The shares of Vivendi Universal common stock are valued at quoted market prices at year-end. The participant loans are valued at their outstanding balance, which approximates fair value.

The Vivendi Universal Common Stock Fund consists of the underlying company stock and a short-term cash component to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividend income. The realized gain or losses on investments is included with net appreciation in fair value of investments.

BENEFITS

Benefits are recorded when paid.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of MP3.com (the "Company"). The effective date of the Plan was July 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

ELIGIBILITY

The Plan covers substantially all employees of the Company. There is no service requirement. Employees may elect to join the Plan on the first day of the month after their date of hire.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 20% of pretax compensation, as defined in the Plan and subject to the annual limits of the Internal Revenue Code. The Company may contribute to the Plan subject to its own discretion; however, no such contributions were made in 2003.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and the Plan's earnings or losses. The benefit to which a participant is allowed is limited to the vested balance in his account.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their elective contributions and employer contributions, plus actual earnings thereon, and such amounts are nonforfeitable.

PARTICIPANTS NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance. The total of all outstanding loans from all defined contribution plans sponsored by the Company or its affiliates may not exceed $50,000 less the highest outstanding loan balance within the prior 12 months. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate on the first business day of the month as published by The Wall Street Journal plus one percentage point. Interest rates range from 5.25% to 5.75% at December 31, 2003. Principal and interest is paid through bi-weekly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $5,000 or less, the entire balance may be distributed.

PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan's assets will be distributed as soon as practicable in accordance with the Plan's provisions.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)


3. INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                                     NET REALIZED AND
                                                        UNREALIZED
                                                   APPRECIATION IN FAIR
                                                   VALUE OF INVESTMENTS
                                                   ----------------------
       Common stock                                    $        13,675
       Mutual funds                                            853,835
                                                   ----------------------
       Total                                           $       867,510
                                                   ======================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                            DECEMBER 31,
                                                       2003             2002
                                                   -----------------------------

       Janus SMCAP V Fund                          $   729,118   $   438,817
       Pimco Total Return Fund                         326,041       266,724
       Dresdner RCM Global Tech                        503,522       285,645
       Morgan Stanley Institutional International      412,435       311,305
       Vanguard Value Index Fund Investment            379,293       264,282
       Vanguard Growth Index Fund Investment           524,873       416,518
       Vanguard 500 Index Investment                   574,260       416,253
       Vanguard Retirement Savings Trust               328,568       249,494

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)



4. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 22, 2001 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RECONCILIATIONS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003 and 2002:


                                                                                       December 31,
                                                                                 2003               2002
                                                                           ------------------ ------------------
      Net assets available for benefits per the financial statements         $     3,849,609   $      2,807,520
      Contributions receivable                                                             -            (95,633)
                                                                           ------------------ ------------------
      Net assets available for benefits per the Form 5500                    $     3,849,609   $      2,711,887
                                                                           ================== ==================

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:

                                                                                 Year ended December 31,
                                                                                 2003               2002
                                                                           ------------------ ------------------
      Employee contributions and rollover contributions per the financial    $     1,158,672   $      1,453,105
        statements
      Receivable at end of year                                                            -            (95,633)
                                                                           ------------------ ------------------
      Employee contributions per the Form 5500                               $     1,158,672   $      1,357,472
                                                                           ================== ==================

                                    MP3.com
                                  401(k) Plan

                         Notes to Financial Statements (continued)


6. SUBSEQUENT EVENTS

Effective December 31, 2003, the Plan was amended to be a "frozen" plan whereby after January 1, 2004 no future employee contributions were permitted to be made. Effective May 18, 2004, the assets and liabilities of the Plan were merged into the Vivendi Universal 401(k) Plan and the Vivendi Universal Master Trust.

                             Supplemental Schedule

                                                                   Schedule II


                                    MP3.com
                                  401(k) Plan

                       Employer ID #52-2337436, Plan 002


        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2003

  (A)        IDENTITY OF ISSUE                             DESCRIPTION OF ASSET                      CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------
         Janus SMCAP V Fund                                  23,565.553 shares                  $     729,118
         Pimco Total Return Fund                             30,442.653 shares                        326,041
    *    VU Stock Fund                                        7,856.673 shares                         48,868
         Dresdner RCM Global Tech                            16,617.879 shares                        503,522
         Morgan Stanley Institutional International          21,764.361 shares                        412,435
    *    Vanguard Value Index Fund Investment                20,015.458 shares                        379,293
    *    Vanguard Growth Index Fund Investment               21,062.336 shares                        524,873
    *    Vanguard 500 Index Investment                        5,593.256 shares                        574,260
    *    Vanguard Retirement Savings Trust                  328,567.890 shares                        328,568
    *    Participant loans                        5.25% to 5.75% interest, various maturities           3,161
                                                                                                ----------------------
                                                                                                $   3,830,139
                                                                                                ======================

* Indicates party-in-interest

                                                                     Exhibit 2


           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statements of Vivendi Universal S.A. (Form S-8 Nos. 333-107837, 333-72270, 333-89744,
333-89754, 333-87622, 333-64754, 333-51654, 333-48966, 333-47440, 333-81830)
and (Form F-3 No. 333-81578) pertaining to the 401(k) Plan of MP3.com of our report dated June 22, 2004, with respect to the financial statements and schedule of the MP3.com, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


                                            /s/ Ernst & Young LLP


San Diego, California
June 22, 2004

                                                                     Exhibit 3


                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350
     AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

     In connection with the Annual Report on Form 11-K of the MP3.com 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 28, 2004                    By:/s/ Jean-Rene Fourtou
                                            -----------------------------------
                                                Jean-Rene Fourtou
                                                Chief Executive Officer




Dated:  June 28, 2004                    By:/s/ Jacques Espinasse
                                            -----------------------------------
                                                Jacques Espinasse
                                                Chief Financial Officer



*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.